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                              MILLENNIUM CELL INC.
                              1 INDUSTRIAL WAY WEST
                           EATONTOWN, NEW JERSEY 07724

                                                                  April 22, 2003

Pine Ridge Financial, Inc.
c/o Cavallo Capital Corp.
660 Madison Avenue, 18th Floor
New York, New York  10022

     Re: Unsecured Convertible Debenture Original Issue Date December 26, 2002 in aggregate principal amount outstanding on the date hereof $2,299,999.35 (the "Unsecured Debentures") And Secured Convertible Debenture Original Issue Date January 30, 2003 in aggregate principal amount outstanding on the date hereof $8,500,000 (the "Secured Debentures")

Gentlemen,

     Reference is made to Unsecured Debentures (defined above) of Millennium Cell Inc. (the "Company"). Pursuant to the terms of the Unsecured Debentures, the parties hereto mutually agree that the Maturity Date (as defined in the Unsecured Debentures) shall be extended from June 26, 2003 to September 30, 2003.

     Reference is made to Secured Debentures (defined above) of the Company. The parties hereto mutually agree that the second sentence of Section 9(b)(i) of the Secured Debentures shall be amended in its entirety to read as follows:

          At any time following September 30, 2003 and prior to the Maturity Date, the Holder shall have the right, exercisable at the sole option of the Holder, and by delivery of a written notice (a "HOLDER PREPAYMENT NOTICE" and the date such notice is delivered by the Holder, the "HOLDER NOTICE DATE") to the Company, to require the Company to prepay all or a portion of the Secured Debentures then held by the Holder for an amount in cash, equal to the Holder Prepayment Price which shall be due and payable on the 20th Trading Day following the Holder Notice Date. Notwithstanding anything herein to the contrary, the Holder shall only be entitled to deliver a Holder Prepayment Notice pursuant to the terms hereof if: (x) on or prior to September 30, 2003, there has not occurred an automatic exchange pursuant to Section 7 hereof for a minimum of $3,000,000 of aggregate principal amount of Secured Debentures, provided, that such date shall be extended to December 31, 2003 if the Company shall have filed the first Additional Registration Statement with the Commission, (y) on or prior to March 31, 2004, there have not occurred automatic exchanges pursuant to Section 7 hereof for a minimum


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          of $6,000,000 of aggregate principal amount of Secured Debentures or
          (z) on or prior to September 30, 2004, there have not occurred automatic exchanges pursuant to Section 7 hereof for all of the original principal amount of Secured Debentures.

     Except as previously amended or expressly amended hereby, all terms, conditions and provisions of the Unsecured Debentures and the Secured Debentures shall remain unchanged and in full force and effect and are ratified and reaffirmed in all respects.

     Please sign in the space indicated below to evidence your agreement with this letter.

                                                   Very truly yours,
                                                   Millennium Cell Inc.

                                                   By: /s/ Stephen S. Tang
                                                   President and Chief
                                                   Executive Officer
Agreed and Accepted
Pine Ridge Financial, Inc.


By: /s/ Eldad Gal
Title:  Cavallo Capital as Investment
        Advisor to Pine Ridge Financial, Inc.